As Filed with the Securities and Exchange Commission on November 26, 2004.
                                                     Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                                    ICAP Plc
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copies to

              Daniel Bushner                          Helen Broomfield
                  Ashurst                                 ICAP plc
              Broadwalk House                            2 Broadgate
              5 Appold Street                          London EC2M 7UR
          London EC2A 2HA England                          England

         It is proposed that this filing become effective under Rule 466

                           |_| immediately upon filing

                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                               Proposed maximum   Proposed maximum       Amount of
                Title of each class of                         Amount          Aggregate price        aggregate        registration
              Securities to be registered                 to be registered       per unit (1)    offering price (1)         fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American             30,000,000               $.05            $1,500,000          $190.05
Depositary Receipts, each American Depositary Share           American
evidencing two ordinary shares of ICAP Plc                   Depositary
                                                               Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary
(3)      Fees and Charges                                   Paragraph (7)

Item 2.  Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that ICAP Plc furnishes the Commission   Paragraph (11)
         with certain public reports and documents
         required by foreign law or otherwise under
         Rule 12g3-2(b) under the Securities Exchange Act
         of 1934 and that such reports and documents can
         be inspected by holders of American Depositary
         Receipts and copied at public reference
         facilities maintained by the Commission in
         Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among ICAP Plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ___________________, 2004 among ICAP Plc, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 26, 2004.

                                                    By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                    By: \s\ Andrew J. Zelter
                                                        ------------------------
                                                        Name: Andrew J. Zelter
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, ICAP Plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the United Kingdom on November 26, 2004.

                                            ICAP Plc

                                        By: \s\ Michael Alan Spencer
                                            ------------------------------------
                                            Name: Michael Alan Spencer
                                            Title: Group Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 26, 2004.

Name                              Title
----                              -----

\s\ Michael Alan Spencer          Group Chief Executive Officer
--------------------------------  (Principal Executive Officer)
Michael Alan Spencer

\s\ James Neilson Pettigrew       Group Finance Director
-------------------------------- (Principal Financial and Accounting Officer) James Neilson Pettigrew

\s\ David Gelber                  Group Chief Operating Officer
--------------------------------
David Gelber

\s\ Stephen Paul McDermott        Executive Director
--------------------------------
Stephen Paul McDermott

\s\ Charles Henry Gregson         Non-Executive Chairman
--------------------------------
Charles Henry Gregson

                                  Non-Executive Director
--------------------------------
Nicholas John Cosh

                                  Non-Executive Director
--------------------------------
Duncan Goldie-Morrison

                                  Non-Executive Director
--------------------------------
James McNulty

                                  Non-Executive Director
--------------------------------
William John Nunes Nabarro

\s\ Alan F. Schwarz               Authorized Representative in the United States
--------------------------------
ICAP North American Inc.
By: Alan F. Schwarz
         General Counsel

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.